To the Members of the Audit Committee

Recon Technology, Ltd.

We consent to the incorporation by reference in the Registration Statement (Form S-3) of Recon Technology, Ltd. of our report dated September 28, 2012 with respect to the consolidated financial statements of Recon Technology, Ltd. included in the Annual Report (Form 10-K) for the years ended June 30, 2012 and 2011, and to the reference to our firm under the heading “Experts”.

/s/ Friedman LLP

New York, New York

August 6, 2013